EXHIBIT (a)(1)(B)

E-MAIL TO CERTAIN ELIGIBLE OPTIONHOLDERS

To:	Email Distribution

From:	Eve Lai, elai@issi.com on behalf of ISSI

Date:	June 14, 2007

Subject:	Action Required: Urgent Information Regarding Your Stock Options

Recently enacted Internal Revenue Code Section 409A imposes certain adverse tax consequences (including income tax at vesting, an additional 20% penalty tax and interest charges) on stock options that were granted at a discount from fair market value (“discount options”) and which vest after December 31, 2004. In addition, there may be additional taxes pursuant to state laws. For example, California has a provision similar to Section 409A that imposes a 20% tax with regard to discounted stock options (in addition to the 20% federal tax and any federal state and income taxes).

You are receiving this e-mail because it has been determined that certain of your stock options may be affected by Section 409A because they were discount options. Integrated Silicon Solution, Inc. is offering you the opportunity to avoid the Section 409A impact by amending certain of these stock options and, in certain instances, to receive cash payments for those eligible stock options.

KEY DOCUMENTS AND MATERIALS

(1) Integrated Silicon Solution, Inc. Presentation summarizing the background and key choices you have available:

See Attached Powerpoint presentation

(2) Tender Offer Document (this is a very large file):

See attached

(3) Election Form:

See attached

(4) Withdrawal Form:

See attached

Shortly after receiving this e-mail, you will receive a separate e-mail from Integrated Silicon Solution, Inc. which will provide a personal addendum to the Tender Offer with a list of your “eligible” option grants. You will need to use this addendum as it provides the option number and the option date for each eligible option. This information is necessary for you to fill out your Election Form (see the attached document). Your addendum will also include a description of estimated cash payments you may be entitled to if you choose to participate in the Tender Offer and the estimated amended option exercise price.

ACTION ITEMS

After reviewing the above materials, if you wish to participate in the Tender Offer, you will need to fill out, sign, and date the Election Form (see the attached document). The Election Form must be received by the Company via fax or e-mail no later than 5:00 p.m., Pacific Time, on July 18, 2007.

QUESTIONS

You should direct general questions about the terms of this offer or requests for general tax information about this offer to: elai@ISSI.com. We strongly recommend that you discuss the personal tax consequences of this offer with your financial, legal and/or tax advisors.